Filed by Coca-Cola Enterprises Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Coca-Cola Enterprises Inc.
Commission File No.: 001-09300

FAQ Updates

Stock FAQs
What is the date on which a CCE shareowner must hold a CCE share for it to be converted to a share of the new CCE and receive a $10 cash payment?
The conversion of each CCE share, and the accompanying $10 cash payment, will apply to shareholders of record as of a specific date, but that date has not yet been determined.  The CCE board of directors will set that date and communicate it to shareowners.

How does the stock price impact the $10 cash payment?
The stock price does not impact the $10 cash payment. Each fully owned share of CCE stock will be exchanged for one share of new CCE stock and a cash payment of $10 per share, regardless of the CCE share price.

Will European employees be expected to pay an exchange commission?
Shareowner who reside outside the U.S. will receive a check for the cash payment on their shares from CCE's stock transfer agent.  The check will be in U.S. dollars, so each shareowner will be responsible for the currency exchange and any related fees.

Equity Awards – Global
What will happen to my CCE equity awards (stock options, restricted stock, RSUs, and/or PSUs)? (Revised 3/30/10)
For equity-eligible employees who transition to either TCCC or new CCE after the transaction closes, outstanding restricted stock, restricted stock units (RSUs), stock options and performance stock units (PSUs) will be converted.  Those transitioning to TCCC will have their equity awards converted to TCCC-based equity awards. For employees transitioning to new CCE, their CCE equity awards will be converted to new CCE equity awards.

Performance- and service-vesting requirements will also be converted.  For example, performance-vesting requirements will continue for the 2007 and 2009 PSUs, both of which include 2010 in the EPS performance period. Note that the determination of 2010 earnings per share (EPS) will be adjusted to reflect the impact of the transaction, including how to measure EPS for the period after the closing date (if the closing occurs during 2010).

When will employees transitioning to TCCC receive their next equity awards?
Employees who are eligible will receive their next equity awards according to TCCC’s grant cycle, with the next annual grant being scheduled for February 2011.

How do I learn more about equity right now? (NABU and Corporate employees only)
In the Managers Only section of the Transaction Page of the CCE intranet site, you can find two tools that will assist you with understanding how your CCE shares and equity awards will be converted after the transaction's close. The Equity Overview  presentation describes (i) how your fully owned shares will be converted to new CCE shares and a cash payment and (ii) how your outstanding CCE equity awards will be converted to awards of The Coca-Cola Company.  There is also an "Equity Conversion Modeler" that lets you model the conversion of the different types of awards at different trading prices of CCE and TCCC stock.

If you have additional questions about your outstanding equity awards, you may send an e-mail to EquityAwardQuestions@cokecce.com, visit the Merrill Lynch website at benefits.ml.com or contact Merrill Lynch at 888-422-3785.

I’ve misplaced my stock statement. How do I get another copy?
If you need to obtain another copy of your CCE equity awards statement or other information about your awards, you may contact Merrill Lynch at benefits.ml.com or by calling at 888-422-3785?

Equity Awards – Europe
As we learn how we will replace CCE equity awards held by our European Group employees, will we communicate by country or when decisions for all impacted countries have been determined?
Information about how CCE equity awards will be converted for European employees will be communicated as that information, as well as any tax consequences, are known.  These communications will be made on a country-by-country basis, not necessarily for all European employees at one time.

If I am a European employee, what happens to my equity awards and shares I may have in a stock savings or stock purchase plan when the transaction closes? (added March 3, 2010 and revised 03/30/2010)

The Company is reviewing on how best to replace the CCE equity awards held by our European Group employees, as well as the CCE shares held under the savings schemes in each country.

Regulatory filings will be required in some countries, so it could be April before more detailed information is available. Completing this review will be a top priority, and we will post updates on the Websites as more information is available.

401(k) Savings Plan
If I have CCE stock in my 401(k) employee savings plan, will the $10 cash payout be paid to me or contributed to my plan?
Shares of CCE stock in the 401(k) plans are held in the CCE Stock Fund.  The $10 cash payment will be paid to the CCE Stock Fund and credited to your account according to the terms of the 401(k) savings plan.  This transaction will be reflected in your individual 401(k) account. Further details regarding the treatment of the $10 payment within your 401(k) savings plan will be forthcoming.

What effect will the transaction have on my savings plan accounts (U.S. 401(k)/MESIP or Canada ESIP)? (Revised 03/30/2010)

Current savings plans will continue after the transaction's close.  For employees who transition to TCCC (CCR), participation will continue under the same terms though 2010.  If TCCC makes any changes to the plans after 2010, participants will be provided information about the change.    For U.S.-based employees who transition to new CCE, participation in the current plans will end at the transaction's close.

Can I receive payment of my savings plans account (U.S. 401(k)/MESIP and Canada ESIP) once the transaction closes? (Revised 03/30/2010)

If you transition from CCE to TCCC (CCR), your transition is not considered a termination of your employment or your participation in the plan. Because you will continue to participate in the plan, you will not be eligible to receive payment of your plan account. Payments will only occur under the circumstances specified in the plan.

U.S.-based employees who transition to new CCE will have the opportunity to roll over their CCE 401(k) plan account to an individual IRA or to a 401(k) plan maintained by new CCE. Alternatively, they may receive a distribution of their CCE plan account.

If I have CCE stock in my 401(k) plan account as of the closing date, what will happen to it? (updated March 9, 2010)

Each share of CCE stock in your 401(k) savings plan account as of the closing date will be converted to one share of new CCE stock, plus a $10 one-time cash payment.  Details regarding the treatment of the $10 payment within your account will be provided prior to the transaction’s close.

Buying Stock/Employee Stock Purchase Plan
Will CCE’s Employee Stock Purchase Plan (ESPP) continue past the transaction's close?
The ESPP will continue past the transaction's close, but the exact length of time has not been determined.

Which Company's stock will be purchased with my contributions to the ESPP if the transaction’s closing takes place during a purchase period?
Any purchases by the ESPP before the closing date will be purchases of CCE shares.  Following the closing date, any purchases under the Employee Stock Purchase Plan (ESPP) will be purchases of TCCC shares.

Example:
•	The 3rd quarter purchase period ends on 9/30/10, and contributions will be forwarded as soon as possible to Computershare to purchase shares under the plan.
•	If the closing date of the transaction is October 4th and Computershare makes the plan's purchase on October 7th, the contributions will be used to purchase shares of The Coca-Cola Company.
•
If the closing date has not yet occurred when Computershare makes the plan's purchase on October 7th, the contributions will be used to purchase shares of CCE.  These shares would be fully owned in the ESPP accounts on the closing date, which means that each share would be exchanged for a share of new CCE and a $10 cash payment.

Can I purchase TCCC stock under the ESPP?
The CCE ESPP is for purchasing CCE stock only. If you are interested in purchasing TCCC stock, contact your outside financial advisor.

 What are the restrictions on buying and selling stock? (added March 8, 2010 and revised 03/30/2010)
The information below will help you determine whether or not you have restrictions on your ability to buy or sell stock.

•
If you were not involved with the transaction or its planning, then you may buy and sell stock according to standard trading policies associated with your position with the Company and your trading window status.

•
If you were asked to sign a Non-Disclosure Agreement (NDA) regarding the transaction solely because you were given a pre-alert that the announcement was taking place and are not involved in the transaction, then you may buy and sell stock according to standard trading policies associated with your position with the Company and your trading window status.

•
If you were asked to sign a Non-Disclosure Agreement (NDA) regarding the transaction, but have ceased working on transaction-related activities, it is possible that your trading restrictions may be lifted after communicating with CCE's Corporate Legal Department.

•
If you were asked to sign a Non-Disclosure Agreement (NDA) regarding the transaction because you were involved in the planning or execution of the transaction and the announcement, you should not buy or sell CCE or TCCC stock except as approved by CCE's Corporate Legal Department.

More information about employees' trading window status can be found in the Code of Business Conduct.  Additional questions should be directed to Bill Plybon, Vice President, Deputy General Counsel and Corporate Secretary.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction and required shareowner approval, the Company will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the shareowners of the Company after the registration statement is declared effective. The registration statement has not yet become effective.

SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareowners may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the Company at the SEC’s web site at www.sec.gov.  Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at www.cokecce.com under the tab “Investor Relations” or by contacting the Investor Relations Department of Coca-Cola Enterprises at 770-989-3246.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction.  Information regarding the interests of such directors and executive officers was included in the Company’s Proxy Statement for its 2010 Annual Meeting of Shareowners filed with the SEC March 5, 2010and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available.  Each of these documents is, or will be, available free of charge at the SEC’s web site at www.sec.gov and from the Company on its web site or by contacting the Shareowner Relations Department at the telephone numbers above.